Exhibit 99.1

Uxin Reports Unaudited Financial Results for the Quarter and Full Year Ended December 31, 2024

BEIJING, April 30, 2025 – Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), China’s leading used car retailer, today announced its unaudited financial results for the quarter and full year ended December 31, 2024. As previously announced on November 25, 2024, the Company’s board of directors approved a change in the Company’s fiscal year end from March 31 to December 31, effective for the fiscal year beginning January 1, 2024. Accordingly, references in this release to the “full year of 2024” and the “full year ended December 31, 2024” denote the twelve-month period from January 1 to December 31, 2024, while the “fourth quarter of 2024” and the “quarter ended December 31, 2024” refer to the three-month period from October 1 to December 31, 2024.

Dear Shareholders,

On behalf of Uxin Limited, I would like to express my sincere appreciation for your continued interest and support. It is my pleasure to share with you our key achievements over the past year, along with our strategic insights and outlook for the future.

2024 was a challenging year for the broader Chinese economy, marked by ongoing macroeconomic headwinds and an intense price war in the new car segment that weighed on the used-car market. Despite these pressures, China’s used-car industry continued its upward trajectory. During 2024, China’s used car annual transaction volume reached 19.6 million units, up 6.5% year-over-year, outpacing the 4.5% growth rate of the new car market during the same period. Policy tailwinds also played a supportive role. Beginning in September, a number of local governments introduced trade-in subsidy programs, which helped stimulate vehicle turnover that in turn stabilized and revived market demand.

We are especially proud of the strong performance of our superstores’ operations in 2024. This success further validates the scalability and replicability of our business model. In the sections that follow, I will outline four key milestones that reflect our progress.

First, fueled by our industry-leading product and service capabilities, Uxin’s used-car retail business delivered growth that significantly outperformed the broader market. In 2024, our retail transaction volume rose from approximately 3,100 units in the first quarter to 8,500 units in the fourth quarter, achieving over 30% quarter-over-quarter growth for three consecutive quarters. For the full year, retail transaction volume reached nearly 22,000 units, representing a year-over-year increase of more than 130%.

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This remarkable growth was underpinned by enhanced operational execution across our business. We scaled our inventory levels in a disciplined manner, ending the year with stock roughly three times higher than at the start of 2024. At the same time, we maintained an efficient inventory turnover cycle of approximately 30 days, which supported sustained sales growth.

Second, as we scaled our operations, we also continued to strengthen brand equity and customer loyalty in the core markets where our superstores operate. We actively collected and analyzed customer feedback to refine our after-sales service processes, improving response times and elevating service quality. As a result, our Net Promoter Score reached 65 in the fourth quarter, up from an average of 60 in the prior year, further reinforcing our position as a trusted leader in China’s used-car retail landscape.

At the same time, we continue to strengthen our digital capabilities, leveraging data to build intelligent, technology-driven decision-making across every aspect of our operations. Recently, we began integrating large language models into our business processes to further enhance efficiency in areas such as pricing, vehicle reconditioning, and customer acquisition. The use of digital technologies is enabling greater standardization and scalability across our platform, laying a solid foundation for the large-scale replication and expansion of our superstore model.

Lastly, our financial position continues to strengthen. In the fourth quarter of 2024, we delivered positive adjusted EBITDA for the first time on a quarterly basis. As our sales volume grows, we are starting to achieve meaningful economies of scale. Our gross margin has improved from 4.8% in the fourth quarter of 2023 to 7.0% in the same period of 2024. With additional superstores coming online and our business scale expanding, we are confident in our ability to deliver sustainable and growing profitability in the quarters and years ahead.

Looking ahead to 2025, we will continue to build on the foundation of our large-scale superstore model, executing a disciplined regional expansion strategy to further scale our operations and drive profitability.

First, we aim to unlock additional capacity at our existing superstores and increase our market share in their respective cities. Currently, both our Xi’an and Hefei superstores are operating at less than 50% of their full capacity. In 2025, we plan to continue ramping up inventory at these locations while maintaining efficient turnover cycles to support sustained growth in retail volume.

Second, we plan to open between two to four new superstores in key regional markets while strengthening our integrated online-offline retail ecosystem. As previously disclosed, Uxin has entered into partnerships with local governments in Wuhan and Zhengzhou to establish new superstore operations. Both cities have populations exceeding 12 million and vehicle ownership bases of over 5 million units, representing highly ideal markets for expansion. Our Wuhan superstore began trial operations in February 2025, and our Zhengzhou superstore is on track to open in the second half of the year. In parallel, we are actively identifying and preparing additional locations to support new store launches in the coming years.

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Third, for our full-year operational targets in 2025, we aim to achieve another year of over 100% growth in retail transaction volume and to deliver our first full-year positive adjusted EBITDA. As we pursue expansion, we remain committed to maintaining the long-term health of our financial position.

China’s car ownership has now surpassed 350 million vehicles. As an increasing number of these vehicles enter the secondary market, the trillion-RMB used-car sector is expected to maintain strong growth momentum over the next 5 to 10 years. The sector is evolving toward a new phase of growth, defined by brand-oriented, large-scale, and standardized development.

As a pioneer and leader in China’s used-car industry, Uxin is well-positioned to lead this transformation. Through our modernized retail experience, professional vehicle reconditioning capabilities, and a highly efficient, data-driven operating model, we are setting new benchmarks for the sector’s advancement. We remain fully committed to delivering the best used-car products and services to our customers, and to generating long-term value for our shareholders, many of whom have supported us through every phase of our journey.

Kun Dai

Chairman and Chief Executive Officer of Uxin

Highlights for the Quarter Ended December 31, 2024

●	Transaction volume was 9,439 units for the three months ended December 31, 2024, an increase of 34.0% from 7,046 units in the last quarter and an increase of 116.8% from 4,354 units in the same period last year.
●	Retail transaction volume was 8,554 units, an increase of 42.4% from 6,005 units in the last quarter and an increase of 177.6% from 3,081 units in the same period last year.
●	Total revenues were RMB596.8 million (US$81.8 million) for the three months ended December 31, 2024, an increase of 20.0% from RMB497.2 million in the last quarter and an increase of 45.4% from RMB410.5 million in the same period last year.
●	Gross margin was 7.0% for the three months ended December 31, 2024, compared with 7.0% in the last quarter and 4.8% in the same period last year.
●	Loss from operations was RMB73.4 million (US$10.1 million) for the three months ended December 31, 2024, compared with RMB38.6 million in the last quarter and RMB73.1 million in the same period last year.
●	Non-GAAP adjusted EBITDA[1] was a gain of RMB2.0million (US$0.3 million), compared with a loss of RMB9.2 million in the last quarter and a loss of RMB43.8 million in the same period last year.

1This is a non-GAAP measure. We believe non-GAAP measures help investors and users of our financial information understand the effect of adjusting items on our selected reported results and provide alternate measurements of our performance, both in the current period and across periods. See our Financial Supplement, filed as Exhibit 99.1 to our Current Report on Form 6-K on April 30, 2025 with the SEC, "Unaudited Reconciliations of GAAP And Non-GAAP Results" for a reconciliation and additional information on non-GAAP measures.

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Highlights for the Full Year Ended December 31, 2024

●	Transaction volume was 26,148 units for the full year ended December 31, 2024, an increase of 73.2% from 15,099 units in the prior year.
●	Retail transaction volume was 21,773 units for the full year ended December 31, 2024, an increase of 133.8% from 9,314 units in the prior year.
●	Total revenues were RMB1,814.4 million (US$248.6 million) for the full year ended December 31, 2024, an increase of 29.7% from RMB1,399.4 million in the prior year.
●	Gross margin was 6.8% for the full year ended December 31, 2024, compared with 4.8% in the prior year.
●	Loss from operations was RMB284.4 million (US$39.0 million) for the full year ended December 31, 2024, compared with RMB260.1 million in the prior year.
●	Non-GAAP adjusted EBITDA was a loss of RMB80.8 million (US$11.1 million) for the full year ended December 31, 2024, compared with RMB177.1 million in the prior year.

Mr. Feng Lin, Chief Financial Officer of Uxin, stated: “2024 was another year of high-quality expansion for Uxin. During 2024, our retail transaction volume grew 134% year-over-year to 21,773 units, while fourth-quarter volume rose 178% to 8,554 units, marking our third consecutive quarter of triple-digit growth. As we continue to accelerate our business expansion, we have also further improved our profitability, which has enabled us to further improve our full-year gross margin by 200 basis points to 6.8%. Importantly, for the first time, we generated positive adjusted EBITDA in the fourth quarter, marking a pivotal milestone that demonstrates the scalability of our superstore model.”

Mr. Lin continued, “We also closed several previously announced financing transactions that materially strengthened our liquidity, enabling us to deepen inventory and sustain rapid growth. Looking ahead to 2025, consistent with the objectives outlined in Mr. Dai’s shareholder letter, we aim to more than double retail transaction volume again and to deliver positive adjusted EBITDA for the full year.”

Financial Results for the Quarter Ended December 31, 2024

Total revenues were RMB596.8 million (US$81.8 million) for the three months ended December 31, 2024, an increase of 20.0% from RMB497.2 million in the last quarter and an increase of 45.4% from RMB410.5 million in the same period last year. The increases were mainly due to the increase in retail vehicle sales revenue.

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Retail vehicle sales revenue was RMB553.1 million (US$75.8 million) for the three months ended December 31, 2024, representing an increase of 24.5% from RMB444.4 million in the last quarter and an increase of 73.3% from RMB319.2 million in the same period last year. For the three months ended December 31, 2024, retail transaction volume was 8,554 units, an increase of 42.4% from 6,005 units last quarter and an increase of 177.6% from 3,081 units in the same period last year. The increases in retail vehicle sales revenue were mainly due to the increase in retail transaction volume. By offering superior products and services, the Company’s superstores have built strong customer trust and established Uxin as the leading brand in regional markets, leading to a high in-store customer conversion rate. Additionally, the Company continuously improved the retail vehicle inventory turnover rate, enabling the Company to achieve higher retail transaction volumes.

Wholesale vehicle sales revenue was RMB25.5 million (US$3.5 million) for the three months ended December 31, 2024, compared with RMB37.8 million in the last quarter and RMB82.2 million in the same period last year. For the three months ended December 31, 2024, wholesale transaction volume was 885 units, representing a decrease of 15.0% from 1,041 units last quarter and a decrease of 30.5% from 1,273 units in the same period last year. Wholesale vehicle sales refer to vehicles purchased by the Company from individuals that do not meet the Company’s retail standards and are subsequently sold through online and offline channels.

Other revenue was RMB18.2 million (US$2.5 million) for the three months ended December 31, 2024, compared with RMB15.0 million in the last quarter and RMB9.1 million in the same period last year.

Cost of revenues was RMB554.9 million (US$76.0 million) for the three months ended December 31, 2024, compared with RMB462.4 million in the last quarter and RMB390.6 million in the same period last year.

Gross margin was 7.0% for the three months ended December 31, 2024, compared with 7.0% in the last quarter and 4.8% in the same period last year. The Company’s gross margin remained stable quarter-over-quarter. The year-over-year increases in gross margin were mainly due to the acceleration of the inventory turnover rate and the improvement of pricing and sales capabilities and the increase in our value-added services penetration rate, which generally have higher gross profit margin.

Total operating expenses were RMB133.4 million (US$18.3 million) for the three months ended December 31, 2024. Total operating expenses excluding the impact of share-based compensation were RMB74.5 million.

●	Sales and marketing expenses were RMB61.8 million (US$8.5 million) for the three months ended December 31, 2024, an increase of 10.2% from RMB56.1 million in the last quarter and an increase of 9.0% from RMB56.7 million in the same period last year. The increases were mainly due to the increased salaries for the sales teams.

●	General and administrative expenses were RMB69.3 million (US$9.5 million) for the three months ended December 31, 2024, representing an increase of 165.9% from RMB26.1 million in the last quarter and an increase of 105.0% from RMB33.8 million in the same period last year. The increases were mainly due to the impact of share-based compensation expenses.

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●	Research and development expenses were RMB2.4 million (US$0.3 million) for the three months ended December 31, 2024, representing an increase of 1.4% from RMB2.4 million in the last quarter and a decrease of 75.3% from RMB9.7 million in the same period last year. The year-over-year decrease was mainly due to a decrease of the salaries and benefits expenses of employees engaged in research and development.

Other operating income, net was RMB18.1 million (US$2.5 million) for the three months ended December 31, 2024, compared with RMB10.8 million for the last quarter and RMB6.9 million in the same period last year. The quarter-over-quarter increase was mainly due to the increase in liability waiver gain. The year-over-year increase was mainly due to proceeds from government grant.

Loss from operations was RMB73.4 million (US$10.1 million) for the three months ended December 31, 2024, compared with RMB38.6 million in the last quarter and RMB73.1 million in the same period last year.

Interest expenses were RMB22.1 million (US$3.0 million) for the three months ended December 31, 2024, representing a decrease of 8.2% from RMB24.1 million in the last quarter and a decrease of 14.3% from RMB25.8 million in the same period last year.

Net loss from operations was RMB90.3 million (US$12.4 million) for the three months ended December 31, 2024, compared with a net loss of RMB59.2 million in the last quarter and a net loss of RMB78.1 million in the same period last year.

Non-GAAP adjusted EBITDA was RMB2.0 million (US$0.3 million) for the three months ended December 31, 2024, compared with a loss of RMB9.2 million in the last quarter and a loss of RMB43.8 million in the same period last year.

Financial Results for the Full Year Ended December 31, 2024

Total revenues were RMB1,814.4 million (US$248.6 million) for the full year ended December 31, 2024, an increase of 29.7% from RMB1,399.4 million in the prior year. The increase was mainly due to the increase in retail vehicle sales revenue.

Retail vehicle sales revenue was RMB1,591.9 million (US$218.1 million) for the full year ended December 31, 2024, representing an increase of 56.3% from RMB1,018.7 million in the prior year. For the full year ended December 31, 2024, retail transaction volume was 21,773 units, an increase of 133.8% from 9,314 units in the prior year. The increase in retail vehicle sales revenue was mainly due to the increase in retail transaction volume. By offering superior products and services, the Company’s superstores have built strong customer trust and established Uxin as the leading brand in regional markets. This further boosted the in-store customer conversion rate and improved the retail vehicle inventory turnover rate, enabling the Company to achieve higher retail transaction volumes.

Wholesale vehicle sales revenue was RMB167.0 million (US$22.9 million) for the full year ended December 31, 2024, compared with RMB349.7 million in the prior year. For the full year ended December 31, 2024, wholesale transaction volume was 4,375 units, representing a decrease of 24.4% from 5,785 units in the prior year. Wholesale vehicle sales refer to vehicles purchased by the Company from individuals that do not meet the Company’s retail standards and are subsequently sold through online and offline channels. The decrease in wholesale vehicle sales revenue was mainly because an increased number of acquired vehicles that were subsequently reconditioned to meet the retail standards, rather than being sold through wholesale channels, driven by our improved inventory capacity and reconditioning capabilities.

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Other revenue was RMB55.5 million (US$7.6 million) for the full year ended December 31, 2024, compared with RMB30.9 million in the prior year.

Cost of revenues was RMB1,690.9 million (US$231.7 million) for the full year ended December 31, 2024, compared with RMB1,332.0 million in the prior year.

Gross margin was 6.8% for the full year ended December 31, 2024, compared with 4.8% in the prior year. The increases in gross profit margin were mainly due to the acceleration of the inventory turnover rate, the improvement of pricing and sales capabilities and the increase in our value-added services penetration rate, which generally have higher gross profit margin.

Total operating expenses were RMB440.4 million (US$60.3 million) for the full year ended December 31, 2024. Total operating expenses excluding the impact of share-based compensation were RMB315.1 million.

●	Sales and marketing expenses were RMB228.0 million (US$31.2 million) for the full year ended December 31, 2024, representing an increase of 11.7% from RMB204.1 million in the prior year. The increase was mainly due to an increase of the salaries and benefits expenses of our sales teams and an increase in right-of-use assets depreciation expenses as a result of relocation to our superstore in Hefei (“Hefei Superstore”) in September 2023.

●	General and administrative expenses were RMB198.9 million (US$27.2 million) for the full year ended December 31, 2024, representing an increase of 41.7% from RMB140.4 million in the prior year. The increase was mainly due to an increase in shared-based compensation for personnel performing general and administrative functions.

●	Research and development expenses were RMB14.2 million (US$1.9 million) for the full year ended December 31, 2024, representing a decrease of 61.8% from RMB37.1 million in the prior year. The decrease was mainly due to a decrease of the salaries and benefits expenses of employees engaged in research and development as a result of the decrease in headcount.

Other operating income, net was RMB32.6 million (US$4.5 million) for the full year ended December 31, 2024, compared with RMB65.0 million in the prior year.

Loss from operations was RMB284.4 million (US$39.0 million) for the full year ended December 31, 2024, compared with RMB260.1 million in the prior year.

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Interest expenses were RMB93.0 million (US$12.7 million) for the full year ended December 31, 2024, representing an increase of 110.0% from RMB44.3 million in the prior year. The increase was mainly due to the increase in interest expenses on finance lease liabilities relating to the lease of Hefei Superstore in September 2023.

Fair value impact of the issuance of senior convertible preferred shares was nil for the full year ended December 31, 2024, compared to a fair value loss of RMB11.3 million in the same period last year, which was related to the fair value change of the warrants issued in relation to the senior convertible preferred shares.

Net loss from operations was RMB342.1 million (US$46.9 million) for the full year ended December 31, 2024, compared with a net loss of RMB306.6 million in the prior year.

Non-GAAP adjusted EBITDA was a loss of RMB80.8 million (US$11.1 million) for the full year ended December 31, 2024, compared with a loss of RMB177.1 million in the prior year.

Liquidity

The Company has incurred net losses since inception. For the full year ended December 31, 2024, the Company incurred net loss of RMB342.1 million and had operating cash outflow of RMB250.3 million. As of December 31, 2024, the Company had an accumulated deficit in the amount of RMB19.6 billion, its current liabilities exceeded its current assets by approximately RMB422.6 million, the Company’s cash balance was RMB25.1 million. These adverse conditions and events raise substantial doubt about the Company’s ability to continue as a going concern, before consideration of management’s plan.

Therefore, the Company’s ability to continue as a going concern is dependent on the effective implementation of management’s plan to mitigate these conditions and events. A summary of management’s plan includes:

As of the date of the issuance of this release, the Company is entitled to a consideration receivable of US$9.4 million due from NIO Capital for the issuance of its senior convertible preferred shares, which had been converted into ordinary shares in March 2024. Based on the arrangement with NIO Capital, management expects to receive the outstanding consideration no later than June 30, 2025.

On March 4, 2025, the Company entered into a share subscription agreement with Fame Dragon Global Limited (“Fame Dragon”), an investment vehicle of NIO Capital, pursuant to which Fame Dragon agreed to purchase 5,738,268,233 Class A Ordinary Shares for a total consideration of US$27,876,506. As of the date of the issuance of this release, the Company has received US$19.0 million and issued 3,911,092,516 Class A Ordinary Shares to Fame Dragon and entities designated by Fame Dragon. Based on the arrangement with NIO Capital, management expects to complete the closing of the remaining subscription at the consideration of US$ 8.8 million no later than June 30, 2025.

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In April 2025, the Company consummated the issuance of ordinary shares to Lightwind Global Limited, an indirectly wholly-owned subsidiary of Dida Inc., with the total consideration of U.S. dollar equivalent of RMB53.4 million.

As of December 31, 2024, the Company had outstanding borrowings of RMB126.3 million under the inventory-pledged financing facility agreements with certain reputable banks and financial institutions in the PRC, and unused facilities amounted to RMB253.7 million. These facility agreements will mature within one year since the date of the issuance of this release. Management plans to obtain renewals of such facilities when they become mature.

Pursuant to an equity investment agreement entered into in September 2023 with Hefei Construction Investment North City Industrial Investment Co., Ltd. (“HCI”), which is also the lessor of the Company’s used car retail superstore operated by Uxin Hefei, HCI is obligated to reinvest in Uxin Hefei after Uxin Hefei makes the annual lease payments over a 10-year lease period. In October 2023 and April 2025 respectively, Uxin Hefei and HCI mutually agreed that the first-year and second-year rentals of approximately RMB147.1 million and RMB127.7 million were converted into the investment of approximately 12.02% and 8.40% equity interests in Uxin Hefei by HCI. The third-year rental will become due in September 2025 and management plans to further agree with HCI to convert the third-year rental instalments into HCI’s investment.

In 2024, the Company entered into two equity investment agreements with the non-controlling shareholders of two subsidiaries of the Company established in Zhengzhou and Wuhan for the future operations of its superstores in Zhengzhou and Wuhan. Pursuant to these agreements, management plans to receive capital contributions of RMB50.0 million and RMB33.3 million committed by the two non-controlling shareholders following the Company’s capital contributions of RMB120.0 million and RMB66.7 million to these two subsidiaries, respectively, within one year since the date of the issuance of this release. As of the date of the issuance of this release, the Company has made contributions of RMB14.0 million to the subsidiary in Wuhan and received RMB14.0 million from its non-controlling shareholder.

With funds from the above equity and debt financings, management plans to grow the Company’s vehicle sales revenue by increasing the sales volume, improve the Company’s gross profit margin by increasing the value-added services offered to its customers, and maintain vehicle turnover rate by managing reasonable vehicle prices. Management’s plan also contemplates that, in view of the uncertainties surrounding the implementation of the above equity and debt financings plans, management will, if and when necessary, make adjustments to the Company’s operation scale by adjusting vehicle purchase volume based on its liquidity position, and also to optimize the Company’s cost structure to reduce the expenses such as labor costs, advertising expenses and certain administrative expenses according to the Company’s operation scale.

Management has concluded that it is probable to effectively implement the above plan, and has prepared a cash flows forecast covering a period of not less than twelve months from the date of this release after considering the effective implementation of management’s plan. Management concluded that as result of its evaluation, management’s plan has alleviated the substantial doubt of the Company’s ability to continue as a going concern, and the Company’s current cash and cash equivalents, funds from the planned equity and debt financings and the cash flows from operations are sufficient for the Company to meet its anticipated working capital requirements and other capital commitments and the Company will be able to meet its payment obligations when liabilities that fall due within the next twelve months from the date of this release. The Company’s consolidated financial statements have been prepared on a going concern basis.

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Recent Development

Entry into Definitive Agreements for Financing

On March 4, 2025, the Company entered into certain definitive agreements with Fame Dragon, an investment vehicle of NIO Capital, pursuant to which Fame Dragon agreed to purchase 5,738,268,233 Class A Ordinary Shares for a total consideration of US$27,876,506. The closings of the subscription are subject to customary closing conditions. The parties entered into the definitive agreements following Fame Dragon’s acquisition and assumption of NC Fund’s rights and obligations under the previously announced binding term sheet entered into on March 18, 2024 among NC Fund, Xin Gao Group Limited and the Company. As of the date of this release, we have received US$19.0 million and issued 3,911,092,516 Class A Ordinary Shares to Fame Dragon and entities designated by it. Based on the arrangement with NIO Capital, we expect to complete the closing of the remaining subscription at the consideration of US$8.8 million no later than June 30, 2025.

Launch of Wuhan Superstore

In October 2024, Uxin entered into an agreement with the Wuhan municipal government to establish a new superstore (“Wuhan Superstore”), which began trial operations in February 2025. The Wuhan Superstore spans approximately 143,000 square meters and includes a reconditioning facility capable of inspecting and reconditioning up to 60,000 vehicles annually at full capacity, alongside a showroom that can display up to 5,000 vehicles. Wuhan, a major city in central China, has approximately 14 million residents and around 4 million registered vehicles. Renowned as China’s “Auto Valley,” Wuhan possesses a well-established automotive infrastructure and significant market potential. The opening of the Wuhan Superstore is expected to significantly contribute to the Company’s sales growth in 2025 and further expand the nationwide influence of Uxin’s superstore business model.

Business Outlook

For the three months ended March 31, 2025, the Company expects its retail transaction volume to range between 7,400 units and 7,500 units. The Company estimates that its total revenues including retail vehicle sales revenue, wholesale vehicle sales revenue and other revenue to range between RMB490 million and RMB500 million. The Company expects its gross profit margin to remain stable. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to changes.

Conference Call

Uxin’s management team will host a conference call on Wednesday, April 30, 2025, at 8:00 A.M. U.S. Eastern Time (8:00 P.M. Beijing/Hong Kong time on the same day) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including an event passcode, a unique access PIN, dial-in numbers, and an e-mail with detailed instructions to join the conference call.

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Conference Call Preregistration：https://dpregister.com/sreg/10199329/ff08f81804

A telephone replay of the call will be available after the conclusion of the conference call until May 7, 2025. The dial-in details for the replay are as follows:

U.S.:	+1 877 344 7529
International:	+1 412 317 0088
Replay PIN:	6757589

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including Adjusted EBITDA and adjusted net loss from operations per share – basic and diluted, as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Adjusted EBITDA as EBITDA excluding share-based compensation, fair value impact of the issuance of senior convertible preferred shares, foreign exchange (losses)/gain, other income/(expenses), dividend from long-term investment, structure realignment cost which was mainly severance cost, equity in income of affiliates and dividend from long-term investment, and net gain from extinguishment of debt. The Company defines adjusted net loss attributable to ordinary shareholders per share – basic and diluted as net loss attributable to ordinary shareholders per share excluding impact of share-based compensation, fair value impact of the issuance of senior convertible preferred shares, deemed dividend to preferred shareholders due to triggering of a down round feature and accretion on redeemable non-controlling interests. The Company presents the non-GAAP financial measures because they are used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of its operating performance as this measure excludes certain finance or non-cash items that the Company does not believe directly reflect its core operations. The Company believe that excluding these items enables us to evaluate our performance period-over-period more effectively and relative to our competitors.

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The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using Adjusted EBITDA is that it does not reflect all items of income and expenses that affect the Company’s operations. Share-based compensation, other income/(expenses) and foreign exchange (losses)/gain have been and may continue to be incurred in the business. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2993 to US$1.00, representing the index rate as of December 31, 2024 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Email: ir@xin.com

The Blueshirt Group

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.com

12

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended December 31,			For the twelve months ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Retail vehicle sales	319,221	553,127	75,778	1,018,675	1,591,913	218,091
Wholesale vehicle sales	82,205	25,506	3,494	349,744	166,951	22,872
Others	9,063	18,169	2,489	30,945	55,493	7,603
Total revenues	410,489	596,802	81,761	1,399,364	1,814,357	248,566

Cost of revenues	(390,638)	(554,856)	(76,015)	(1,332,036)	(1,690,924)	(231,656)
Gross profit	19,851	41,946	5,746	67,328	123,433	16,910

Operating expenses
Sales and marketing	(56,687)	(61,779)	(8,464)	(204,070)	(228,006)	(31,237)
General and administrative	(33,831)	(69,341)	(9,500)	(140,358)	(198,871)	(27,245)
Research and development	(9,713)	(2,395)	(328)	(37,122)	(14,163)	(1,940)
Reversal of/(Provision for) credit losses, net	435	123	17	(10,812)	644	88
Total operating expenses	(99,796)	(133,392)	(18,275)	(392,362)	(440,396)	(60,334)

Other operating income, net	6,867	18,070	2,476	64,973	32,612	4,468

Loss from operations	(73,078)	(73,376)	(10,053)	(260,061)	(284,351)	(38,956)

Interest income	14	11	2	307	45	6
Interest expenses	(25,798)	(22,108)	(3,029)	(44,304)	(93,031)	(12,745)
Other income	1,446	7,695	1,054	16,155	10,448	1,431
Other expenses	(1,205)	(1,386)	(190)	(20,172)	(7,603)	(1,042)
Net gain from extinguishment of debt	-	-	-	-	35,222	4,825
Foreign exchange gains/(losses)	475	(1,169)	(160)	1,136	790	108
Fair value impact of the issuance of senior convertible preferred shares	20,076	-	-	(11,269)	-	-
Loss before income tax expense	(78,070)	(90,333)	(12,376)	(318,208)	(338,480)	(46,373)
Income tax expense	(26)	(1)	-	(380)	(51)	(7)
Equity in income of affiliates, net of tax	-	-	-	-	(3,522)	(483)
Dividend from long-term investment	-	-	-	11,970	-	-
Net loss, net of tax	(78,096)	(90,334)	(12,376)	(306,618)	(342,053)	(46,863)
Add: net profit attribute to redeemable non-controlling interests and non-controlling interests shareholders	(1,237)	(1,669)	(229)	(1,207)	(6,607)	(905)
Net loss attributable to UXIN LIMITED	(79,333)	(92,003)	(12,605)	(307,825)	(348,660)	(47,768)
Deemed dividend to preferred shareholders due to triggering of a down round feature	-	-	-	(278,800)	(1,781,454)	(244,058)
Net loss attributable to ordinary shareholders	(79,333)	(92,003)	(12,605)	(586,625)	(2,130,114)	(291,826)

Net loss	(78,096)	(90,334)	(12,376)	(306,618)	(342,053)	(46,863)
Foreign currency translation, net of tax nil	1,233	10,609	1,453	16,896	2,696	369
Total comprehensive loss	(76,863)	(79,725)	(10,923)	(289,722)	(339,357)	(46,494)
Add: net profit attribute to redeemable non-controlling interests and non-controlling interests shareholders	(1,237)	(1,669)	(229)	(1,207)	(6,607)	(905)
Total comprehensive loss attributable to UXIN LIMITED	(78,100)	(81,394)	(11,152)	(290,929)	(345,964)	(47,399)

Net loss attributable to ordinary shareholders	(79,333)	(92,003)	(12,605)	(586,625)	(2,130,114)	(291,826)
Weighted average shares outstanding – basic	1,440,893,942	57,399,022,224	57,399,022,224	1,427,969,924	43,746,361,436	43,746,361,436
Weighted average shares outstanding – diluted	1,440,893,942	57,399,022,224	57,399,022,224	1,427,969,924	43,746,361,436	43,746,361,436

Net loss per share for ordinary shareholders, basic	(0.06)	-	-	(0.41)	(0.05)	(0.01)
Net loss per share for ordinary shareholders, diluted	(0.06)	-	-	(0.41)	(0.05)	(0.01)

13

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of December 31,	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	19,350	25,112	3,440
Restricted cash	616	767	105
Accounts receivable, net	2,492	4,150	569
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB8,000 and RMB7,710 as of December 31, 2023 and December 31, 2024, respectively	-	-	-
Other receivables, net of provision for credit losses of RMB23,282 and RMB21,113 as of December 31, 2023 and December 31, 2024, respectively	18,883	14,998	2,055
Inventory, net	117,022	207,390	28,412
Prepaid expenses and other current assets	78,245	86,977	11,916
Total current assets	236,608	339,394	46,497

Non-current assets
Property, equipment and software, net	72,428	71,420	9,784
Long-term investments (i)	288,712	-	-
Other non-current assets	428	-	-
Finance lease right-of-use assets, net	1,554,795	1,346,728	184,501
Operating lease right-of-use assets, net	172,459	194,388	26,631
Total non-current assets	2,088,822	1,612,536	220,916

Total assets	2,325,430	1,951,930	267,413

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	81,148	81,584	11,177
Other payables and other current liabilities	379,286	306,391	41,975
Current portion of operating lease liabilities	-	14,563	1,995
Current portion of finance lease liabilities	65,826	183,852	25,188
Short-term borrowing from third parties	66,580	174,616	23,922
Short-term borrowing from related party	-	1,000	137
Current portion of long-term debt (i)	291,950	-	-
Total current liabilities	884,790	762,006	104,394

Non-current liabilities
Long-term borrowings from related party (iii)	-	53,913	7,386
Consideration payable to WeBank (ii)	-	27,237	3,731
Finance lease liabilities	1,372,959	1,141,118	156,333
Operating lease liabilities	158,064	180,920	24,785
Total non-current liabilities	1,531,023	1,403,188	192,235

Total liabilities	2,415,813	2,165,194	296,629

Mezzanine equity
Senior convertible preferred shares (US$0.0001 par value, 1,720,000,000 shares authorized as of December 31, 2023 and December 31, 2024; 1,370,039,718 and nil shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	1,330,414	-	-
Subscription receivable from shareholders	(107,879)	-	-
Redeemable non-controlling interests	148,341	154,977	21,232
Total Mezzanine equity	1,370,876	154,977	21,232

Shareholders’ deficit
Ordinary shares	813	39,816	5,455
Additional paid-in capital	15,766,016	19,007,948	2,604,078
Subscription receivable from shareholders	-	(60,467)	(8,284)
Accumulated other comprehensive income	225,024	227,718	31,198
Accumulated deficit	(17,452,902)	(19,583,017)	(2,682,862)
Total Uxin’s shareholders’ deficit	(1,461,049)	(368,002)	(50,415)
Non-controlling interests	(210)	(239)	(33)
Total shareholders’ deficit	(1,461,259)	(368,241)	(50,448)

Total liabilities, mezzanine equity and shareholders’ deficit	2,325,430	1,951,930	267,413

14

(i) Current portion of long-term debt outstanding as of December 31, 2023 was pledged with the equity interest the Group holds in an investment. The long-term borrowing will be due in December 2024. In December 2023, the Group entered into a supplementary agreement with the borrower, mutually agreed that if the Group successfully disposes the investment pledged and pays the borrower cash proceeds of RMB240.0 million, the remaining principal and interests will be waived. In conjunction with the sale of investment transaction, the Group also entered into a financial advisory agreement with a third party financial advisor and a supplement agreement in which the Group will incur the advisory expense of RMB36.9 million upon the successful completion of the sale of investment. However, if the sale of investment transaction fails, the Group is still obligated to repay all the principal and interests under the original borrowing agreement. Given the uncertainty of the sale of investment, the Group did not account for the extinguishment of the borrowing as a result of a troubled debt restructuring until the completion of the sale of investment and settlement of the borrowing in April 2024. For the year ended December 31, 2024, the Group recognized the net gain from extinguishment of debt amounting to RMB35.2 million, which is the difference between the total amount of borrowing of RMB312.1 million derecognized (including principal of RMB292.0 million and interests of RMB20.1 million) and the aggregate amount of RMB240.0 million repaid and the advisory expense of RMB36.9 million as the direct cost incurred to complete the extinguishment.

(ii) On June 21, 2024, the Company entered into another supplemental agreement with WeBank which revised and extended the repayment schedule of the last two instalments of RMB30.0 million each due on June 30, 2024 and December 31, 2024 respectively to the monthly repayments of RMB2.5 million for each month from December 2024 to November 2026. As a result of this modification, the Group classified the payables to Webank amounting to RMB27.2 million repayable after twelve months from December 31, 2024 as “Consideration payable to WeBank” in non-current liabilities.

(iii) Long-term borrowing from related party outstanding as of December 31, 2024 amounted to RMB53.9 million. On September 12, 2024, the Company’s Anhui subsidiary (“Uxin Anhui”) entered into a loan agreement with Pintu (Beijing) information Technology Co., Ltd. (“Pintu Beijing”), pursuant to which Pintu Beijing agreed to extend loan to Uxin Anhui in a principal amount of the RMB equivalent of US$7.5 million for a term of 18 months from the drawdown date unless other repayment schedule is negotiated and mutually agreed by Uxin Anhui and Pintu Beijing. The interest rate is 5.35% per annum within 12 months after the drawdown date, and 8% per annum after 12 months until the loan is repaid in full. The loan is guaranteed by Uxin’s Shaanxi subsidiary pursuant to a guarantee agreement entered on the same date. On September 13, 2024, Uxin Anhui made the drawdown of this loan, and the total RMB amount received was classified as “Long-term borrowings from related party” in non-current liabilities. Subsequently in November 2024, the Company entered into a Share Subscription Agreement with Lightwind Global Limited (“Lightwind”, a wholly-owned subsidiary of Pintu Beijing). Pursuant to this agreement and subject to the fulfilment of specified conditions, Uxin agreed to allot and issue, while Lightwind agreed to subscribe for, a total of 1,543,845,204 Class A Ordinary Shares of the Company, with an aggregate subscription amount of US$7.5 million. When the specified conditions were fulfilled and a repayment schedule of the long-term loan of US$7.5 million was mutually agreed, Lightwind shall invest equivalent amount in the Company after Uxin Anhui repays the loan under the repayment schedule to Pintu Beijing. In substance, the Company issued a forward contract to Lightwind, as Lightwind is obligated to purchase the shares, and the Company is required to issue them upon the satisfaction of the closing conditions at the pre-agreed price and amount which shall be a deemed dividend to the forward contract holder recorded in the additional paid-in capital. In addition, given that this forward contract is considered indexed to the Company’s own stock and meet the requirement for equity classification, it was also classified under the Company’s equity and was initially measured at fair value amounting to RMB44.7million with no subsequent remeasurement.

In March 2025, a revised repayment schedule was mutually agreed by Uxin Anhui and Pintu Beijing. Subsequently, in March and April 2025, Uxin Anhui repaid the total amount of principal and interests, amounting to RMB55.0 million, to Pintu Beijing. Concurrently, Lightwind made an equivalent investment in the Company as the specified conditions for the investment had been fulfilled.

15

* Share-based compensation charges included are as follows:

	For the three months ended December 31,			For the twelve months ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing	451	-	-	1,852	136	19
General and administrative	10,886	58,887	8,067	42,384	125,051	17,132
Research and development	141	-	-	1,894	128	18

16

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP Results

(In thousands except for number of shares and per share data)

	For the three months ended December 31,			For the twelve months ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss, net of tax	(78,096)	(90,334)	(12,376)	(306,618)	(342,053)	(46,863)

Add: Income tax expense	26	1	-	380	51	7
Interest income	(14)	(11)	(2)	(307)	(45)	(6)
Interest expenses	25,798	22,108	3,029	44,304	93,031	12,745
Depreciation	17,814	16,489	2,259	36,811	64,305	8,810
EBITDA	(34,472)	(51,747)	(7,090)	(225,430)	(184,711)	(25,307)

Add: Share-based compensation expenses	11,478	58,887	8,067	46,130	125,315	17,169
- Sales and marketing	451	-	-	1,852	136	19
- General and administrative	10,886	58,887	8,067	42,384	125,051	17,132
- Research and development	141	-	-	1,894	128	18
Other income	(1,446)	(7,695)	(1,054)	(16,155)	(10,448)	(1,431)
Other expenses	1,205	1,386	190	20,172	7,603	1,042
Foreign exchange gains/(losses)	(475)	1,169	160	(1,136)	(790)	(108)
Structure realignment cost	-	-	-	-	13,948	1,911
Equity in income of affiliates, net of tax	-	-	-	-	3,522	483
Dividend from long-term investment	-	-	-	(11,970)	-	-
Net gain from extinguishment of debt	-	-	-	-	(35,222)	(4,825)
Fair value impact of the issuance of senior convertible preferred shares	(20,076)	-	-	11,269	-	-

Non-GAAP adjusted EBITDA	(43,786)	2,000	273	(177,120)	(80,783)	(11,066)

	For the three months ended December 31,			For the twelve months ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(79,333)	(92,003)	(12,605)	(586,625)	(2,130,114)	(291,826)
Add: Share-based compensation expenses	11,478	58,887	8,067	46,130	125,315	17,169
- Sales and marketing	451	-	-	1,852	136	19
- General and administrative	10,886	58,887	8,067	42,384	125,051	17,132
- Research and development	141	-	-	1,894	128	18
Fair value impact of the issuance of senior convertible preferred shares	(20,076)	-	-	11,269	-	-
Add: accretion on redeemable non-controlling interests	1,251	1,668	229	1,251	6,636	683
Deemed dividend to preferred shareholders due to triggering of a down round feature	-	-	-	278,800	1,781,454	244,058

Non-GAAP adjusted net loss attributable to ordinary shareholders	(86,680)	(31,448)	(4,309)	(249,175)	(216,709)	(29,916)

Net loss per share for ordinary shareholders - basic	(0.06)	-	-	(0.41)	(0.05)	(0.01)
Net loss per share for ordinary shareholders – diluted	(0.06)	-	-	(0.41)	(0.05)	(0.01)
Non-GAAP adjusted net loss to ordinary shareholders per share – basic and diluted	(0.06)	-	-	(0.17)	-	-
Weighted average shares outstanding – basic	1,440,893,942	57,399,022,224	57,399,022,224	1,427,969,924	43,746,361,436	43,746,361,436
Weighted average shares outstanding – diluted	1,440,893,942	57,399,022,224	57,399,022,224	1,427,969,924	43,746,361,436	43,746,361,436

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB7.2993 as of December 31, 2024 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

17